Exhibit 99.1

Piedmont Lithium Limited

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended December 31, 2020 and 2019

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019

	Note	Six Months Ended December 31, 2020 US$	Six Months Ended December 31, 2019 US$

Continuing operations
Exploration and evaluation expenses		(3,534,510)	(2,244,601)
Corporate and administrative expenses		(1,160,742)	(721,382)
Business development expenses		(306,719)	(564,702)
Share based payments		(286,607)	(99,137)
Finance income	3	17,407	146,825
Finance costs	3	(156,208)	(39,153)
Other income and expenses	3	(37,948)	46,171
Loss before income tax		(5,465,327)	(3,475,979)
Income tax expense		-	-
Loss for the period		(5,465,327)	(3,475,979)
Loss attributable to members of Piedmont Lithium Limited		(5,465,327)	(3,475,979)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		-	(10,521)
Other comprehensive loss for the period, net of tax		-	(10,521)
Total comprehensive loss for the period		(5,465,327)	(3,486,500)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(5,465,327)	(3,486,500)

Loss per share
Basic and diluted loss per share (cents per share)		(0.44)	(0.43)

The above Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2020 AND JUNE 30, 2020

	Note	December 31, 2020 US$	June 30, 2020 US$

ASSETS
Current Assets
Cash and cash equivalents		70,936,994	18,857,088
Trade and other receivables		189,175	27,412
Other assets		117,926	128,271
Total Current Assets		71,244,095	19,012,771

Non-Current Assets
Exploration and evaluation assets	4	13,467,275	7,720,957
Property, plant and equipment	5	774,925	774,440
Other assets		91,671	150,781
Total Non-Current Assets		14,333,871	8,646,178

TOTAL ASSETS		85,577,966	27,658,949

LIABILITIES
Current Liabilities
Trade and other payables		2,780,952	1,007,507
Other liabilities	6	1,156,242	705,536
Total Current Liabilities		3,937,194	1,713,043

Non-Current Liabilities
Other liabilities	6	1,774,863	1,910,413
Total Non-Current Liabilities		1,774,863	1,910,413

TOTAL LIABILITIES		5,712,057	3,623,456

NET ASSETS		79,865,909	24,035,493

EQUITY
Contributed equity	7	136,239,389	74,877,325
Reserves	8	200,447	515,110
Accumulated losses		(56,573,927)	(51,356,942)
TOTAL EQUITY		79,865,909	24,035,493

The above Unaudited Condensed Consolidated Statements of Financial Position should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019

	Note	Contributed Equity US$	Share Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$

As at July 1, 2020		74,877,325	1,311,675	(796,565)	(51,356,942)	24,035,493
Net loss for the period		-	-	-	(5,465,327)	(5,465,327)
Total comprehensive loss		-	-	-	(5,465,327)	(5,465,327)
Issuance of shares	7	65,283,560	-	-	-	65,283,560
Share issue costs	7	(4,407,319)	-	-	-	(4,407,319)
Exercise of employee options	8	455,464	(322,569)	-	-	132,895
Conversion of employee rights	8	30,359	(30,359)	-	-	-
Expiration of employee options	8	-	(248,342)	-	248,342	-
Share based payments	8	-	286,607	-	-	286,607
As at December 31, 2020		136,239,389	997,012	(796,565)	(56,573,927)	79,865,909

As at July 1, 2019		48,853,707	2,287,301	(297,166)	(46,204,768)	4,639,074
Effect of adoption of IFRS 16		-	-	-	(13,009)	(13,009)
As at July 1, 2019 (restated)		48,853,707	2,287,301	(297,166)	(46,217,777)	4,626,065
Net loss for the period		-	-	-	(3,475,979)	(3,475,979)
Exchange differences arising on translation of foreign operations		-	-	(10,521)	-	(10,521)
Total comprehensive loss		-	-	(10,521)	(3,475,979)	(3,486,500)
Issuance of shares		14,557,710	-	-	-	14,557,710
Share issue costs		(689,009)	-	-	-	(689,009)
Exercise of employee options		706,570	(706,570)	-	-	-
Expiration of employee options		-	(273,935)	-	273,935	-
Share based payments		-	99,137	-	-	99,137
As at December 31, 2019		63,428,978	1,405,933	(307,687)	(49,419,821)	15,107,403

The above Unaudited Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019

	Note	Six Months Ended December 31, 2020 US$	Six Months Ended December 31, 2019 US$

Cash flows from operating activities
Payments to suppliers and employees		(3,414,372)	(5,082,888)
Interest paid		(156,208)	(39,153)
Interest received		17,407	117,836
Repayment of government grant	3	(138,100)	-
Net cash flows used in operating activities		(3,691,273)	(5,004,205)

Cash flows from investing activities
Purchase of exploration and evaluation assets		(4,979,977)	(1,169,141)
Purchase of property, plant and equipment		(13,740)	(652,000)
Net cash flows used in investing activities		(4,993,717)	(1,821,141)

Cash flows from financing activities
Proceeds from issue of shares	7	65,416,455	14,557,710
Share issue costs		(4,417,570)	(689,008)
Repayment of loans and borrowings	6	(324,865)	(95,727)
Payment of principal portion of lease liabilities	6	(64,092)	(33,088)
Proceeds from principal portion of sub-lease receivables		54,816	-
Net cash inflow from financing activities		60,664,744	13,739,887

Net increase in cash and cash equivalents		51,979,754	6,914,541
Net foreign exchange differences		100,152	46,171
Cash and cash equivalents at the beginning of the period		18,857,088	4,432,150
Cash and cash equivalents at the end of the period		70,936,994	11,392,862

The above Unaudited Condensed Consolidated Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

Piedmont Lithium Limited (“Piedmont” or the “Company”) is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “PLL” and our American Depositary Shares, or ADRs, each representing 100 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLL”.  The Bank of New York Mellon, acting as depositary, registers and delivers the ADRs.

The unaudited interim condensed consolidated financial statements as of December 31, 2020 and for the six months ended December 31, 2020 and 2019 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”). The preparation of the Interim Financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis.  Actual results may differ from those estimates.

The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year end June 30, 2021. Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of Piedmont and its Subsidiaries (the "Consolidated Entity" or the "Group") as of June 30, 2020 and 2019 and for each of the three years ended June 30, 2020.  In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period.

The Interim Financial Statements were authorised for issue in accordance with a resolution of the Directors on March 4, 2021.

(b)	Basis of Preparation

The Interim Financial Statements have been prepared on a historical cost basis. The Interim Financial Statements is presented in United States dollars (US$).

The  Interim Financial Statements have been prepared on a going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the Group’s annual financial statements as of June 30, 2020 and 2019 and for each of the three years ended June 30, 2020, except for new standards, amendments to standards and interpretations effective July 1, 2020 as set out in note 1(c) below.

(c)	New standards, interpretations and amendments

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2020.

New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Definition of a Business (Amendments to IFRS 3)

•	Definition of Material (Amendments to IAS 1 and IAS 8)

•	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

The adoption of these new and revised standards and amendments has not affected the amounts reported for the current or prior periods.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Issued standards and interpretations not early adopted

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended December 31, 2020.  Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:
Standard/Interpretation	Application Date of Standard	Application Date for Company
Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	January 1, 2021	July 1, 2021
Reference to the Conceptual Framework – Amendments to IFRS 3	January 1, 2022	July 1, 2022
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16	January 1, 2022	July 1, 2022
Classification of Liabilities as Current or Non-current - Amendments to IAS 1	January 1, 2023	July 1, 2023

2.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being mineral exploration and development in the United States of America.

3.	INCOME AND EXPENSES

	Six Months Ended December 31, 2020 US$	Six Months Ended December 31, 2019 US$

Finance income
Interest income	17,407	146,825
	17,407	146,825

Finance costs
Interest on loans and borrowings	(138,347)	(4,840)
Interest on lease liabilities	(17,861)	(34,313)
	(156,208)	(39,153)

Depreciation
Depreciation of property, plant and equipment	(27,869)	(44,314)
	(27,869)	(44,314)

Other income and expenses
Repayment of government grant (1)	(138,100)	-
Net foreign exchange gain	100,152	46,171
	(37,948)	46,171

Notes:

(1)
During the half year, the Group voluntarily repaid 100% of the funds it received during fiscal 2020 under the Paycheck Protection Program, a business loan program established by the 2020 US Federal Government Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The funds were not required to be repaid, but as part of good corporate social responsibility, the Group chose to voluntarily repay in full.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

4.	EXPLORATION AND EVALUATION ASSETS

Piedmont Lithium Project(1) US$

December 31, 2020
Carrying amount at July 1, 2020	7,720,957
Additions (2)	5,746,318
Carrying amount at December 31, 2020 (3)	13,467,275

June 30, 2020
Carrying amount at July 1, 2019	2,265,121
Additions	5,455,836
Carrying amount at June 30, 2020 (3)	7,720,957

Notes:

(1)
At December 31, 2020, the Piedmont Lithium Project comprised approximately 2,322 acres (June 30, 2020: approximately 2,126 acres) of surface property and associated mineral rights in North Carolina, United States, of which approximately 691 acres are owned, approximately 113 acres are subject to long-term lease, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,438 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights. For those properties under option, no liability has been recorded for the consideration payable to landowners if the Group chooses to exercise its option (refer to Note 10 for further details of contingent liabilities).

(2)
During the six months ended December 31, 2020, the Group made land acquisition payments and land option payments totalling US$5,746,318 (June 30, 2020: US$5,455,836) to landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. These acquisitions were settled through a combination of cash payments of US$5,056,818 (June 30, 2020: US$2,747,784) and vendor financed loans and borrowings of US$689,500 (June 30, 2020: US$2,708,052). Refer to Note 6 for further information on loans and borrowings.

(3)	The ultimate recoupment of costs carried for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas.

5.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land US$	Plant and equipment US$	Right-of-use assets US$	Total US$

December 31, 2020
Carrying amount at July 1, 2020	688,829	28,588	57,023	774,440
Additions	-	13,740	14,614	28,354
Depreciation	-	(8,836)	(19,033)	(27,869)
Carrying amount at December 31, 2020	688,829	33,492	52,604	774,925
- at cost	688,829	65,808	104,221	858,858
- accumulated depreciation	-	(32,316)	(51,617)	(83,933)

June 30, 2020
Carrying amount at July 1, 2019 (adjusted)	-	26,195	222,116	248,311
Additions	688,829	15,642	116,400	820,871
De-recognition of right-of-use assets	-	-	(210,230)	(210,230)
Depreciation	-	(13,249)	(71,263)	(84,512)
Carrying amount at June 30, 2020	688,829	28,588	57,023	774,440
- at cost	688,829	52,068	89,608	830,505
- accumulated depreciation	-	(23,480)	(32,585)	(56,065)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

6.	OTHER LIABILITIES

	December 31, 2020 US$	June 30, 2020 US$

Current
Loans and borrowings (1)	1,005,897	577,576
Lease liabilities	150,345	127,960
	1,156,242	705,536

Non-current
Loans and borrowings (1)	1,676,356	1,740,042
Lease liabilities	68,601	140,465
Sub-lease security deposit	29,906	29,906
	1,774,863	1,910,413

Total other liabilities	2,931,105	2,615,949

Notes:

[1]
At December 31, 2020, the Group had loans and borrowings relating to surface properties that form part of ‘exploration and evaluation assets’ which have been fully or partly financed by the seller of the surface properties. The loans and borrowings are repayable in monthly instalments, based on an implied interest rate of 10%, and secured by the respective surface property.

Reconciliation of loans and borrowings and lease liabilities

	Balance at July 1, 2020 US$	Amount Financed US$	Cash Repayments US$	Balance at December 31, 2020 US$
	US$	US$	US$	US$
Loans and borrowings	2,317,618	689,500	(324,865)	2,682,253
Lease liabilities	268,425	14,613	(64,092)	218,946
	2,586,043	704,113	(388,957)	2,901,199

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

7.	CONTRIBUTED EQUITY

	December 31, 2020 US$	June 30, 2020 US$
Issued capital
1,390,704,858 fully paid ordinary shares (June 30, 2020: 1,035,320,206 fully paid ordinary shares)	136,239,389	74,877,325

Movements in issued capital

Details	Number of Ordinary Shares	Issue Price		US$
Opening balance at July 1, 2020	1,035,320,206		-	74,877,325
Issue of shares – share placement (August 2020)	120,000,000	$	A0.09	7,783,560
Issue of shares – U.S. public offering (October 2020)	230,000,000	US$0.25		57,500,000
Issue of shares – exercise of incentive options	500,000	$	A0.35	156,465
Issue of shares – exercise of incentive options (cashless)	4,384,652		-	298,999
Issue of shares – conversion of performance rights	500,000		-	30,359
Share issue costs	-		-	(4,407,319)
Closing balance at December 31, 2020	1,390,704,858			136,239,389

8.	RESERVES

	December 31, 2020 US$	June 30, 2020 US$
Reserves
Share based payments reserve	997,012	1,311,675
Foreign currency translation reserve	(796,565)	(796,565)
	200,447	515,110

Movements share based payments reserve

Details	Number of Incentive Options	Number of Performance Rights	US$
Opening balance at July 1, 2020	53,625,000	5,000,000	1,311,675
Grant of employee options and rights	5,200,000	1,500,000	-
Exercise of employee options	(7,625,000)	-	(322,569)
Conversion of employee rights	-	(500,000)	(30,359)
Expiry of employee options	(6,250,000)	-	(248,342)
Share based payment expense	-	-	286,607
Closing balance at December 31, 2020	44,950,000	6,000,000	997,012

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

9.	DIVIDENDS PAID OR DECLARED

No dividend has been paid or declared during the six months ended December 31, 2020 (December 31, 2019: nil).

10.	CONTINGENT ASSETS AND LIABILITIES

At December 31, 2020, the Group had entered into exclusive option agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase or, in some cases long-term lease, approximately 1,438 acres of surface property and the associated mineral rights from the local landowners. If the Group chooses to exercise a land purchase option, then the Group will pay cash consideration approximating the fair market value of the surface property (excluding the value of any minerals) plus a premium. If the Group chooses to exercise a long-term lease option, then the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, generally between US$0.50 to US$2.00 per tonne of ore produced.

11.	SUBSEQUENT EVENTS AFTER BALANCE DATE

(a)
On January 11, 2021, the Company announced that it had entered into agreements with Sayona to: (i) acquire 336,207,043 ordinary shares in Sayona for approximately US$3.1 million; (ii) acquire convertible notes in Sayona for approximately US$3.9 million that upon conversion would result in the Company acquiring an additional 423,973,899 ordinary shares in Sayona; (iii) acquire a 25.0% stake in Sayona’s subsidiary, Sayona Quebec, which owns the Authier and Tansim lithium projects in Quebec, for approximately US$5.0 million in cash; and (iv) purchase the greater of 60,000 tonnes per year or 50% of Sayona Quebec’s spodumene concentrate production at market prices on a life-of-mine basis;

(b)
On January 14, 2021, the Company announced the appointment of the following additional senior management: (i) Ms. Malissa Gordon as Manager – Community and Government Relations; (ii) Mr. Jim Nottingham as Senior Project Manager – Concentrate Operations; (iii) Mr. Pratt Ray as Production Manager – Chemical Operations; and (iv) Mr. Brian Risinger as Vice President – Corporate Communications and Investor Relations; and (v) Mr. Bruce Czachor as Vice President and General Counsel;

(c)	On February 8, 2021, the Company announced the appointment of experienced mining company executive, Mr. Todd Hannigan, as a Non-Executive Director of the Company; and

(d)
On March 2, 2021, the Supreme Court of Western Australia approved the despatch of the Company’s Scheme Booklet to shareholders and ordered the convening of a meeting of the Company’s shareholders to consider and, if thought fit, approve the Scheme to facilitate the Company re-domicile from Australia to the United States. The Scheme Booklet was despatched to shareholders on March 5, 2020.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.